Mail Stop 4561
via fax (702) 991-2173

May 30, 2007

Larry Wilcox
Chief Executive Officer
UC Hub Group, Inc.
285 East Warm Springs Road,
Suite 1058
Las Vegas, Nevada 89119

      Re: UC Hub Group, Inc.
              Form 10-KSB for the Fiscal Year July 31, 2006
              Filed on November 13, 2006
              Form 10-QSB for the Quarter Ended January 31, 2007
              Filed on March 22, 2007
              File No. 001-15665

Dear Mr. Wilcox:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Year Ended July 31, 2006

Report of Independent Certified Public Accountants

1.   We note the report of the Company's Independent Certified Public Accountant
        does not include an opinion of the Company's Consolidated Statements of Losses,
        Consolidated Statements of Stockholders' Equity and the Consolidated
        Statements of Cash Flows for the year ended July 31, 2005. Please amend your
        Form 10-KSB to include the opinion of your certified public accountant for all
        periods covered by this report pursuant to Article 2-02 of Regulation S-X.

2.   Furthermore, ensure that the financial statements presented in your Form 10-KSB
        include only those periods as required by Item 310(a) of Regulation S-B or
        explain why you believe additional periods are necessary. In this regard, we note
        that the Company's Consolidated Statement of Stockholders' Equity includes
        information for fiscal years ended July 31, 2003 and 2004.

3.   Also, we note that the incorrect auditors' opinion was included in your recently
        filed Form SB-2, which was declared effective on February 23, 2007.   In light of
        the required amendment to the Form 10-KSB, tell us what consideration you are
        giving to filing a post effective amendment to this registration statement.

Form 10-QSB For the Quarter Ended January 31, 2007

4.   We note that "based on an evaluation conducted within 90 days prior to the filing
        of the date of this Quarterly Report on Form 10-QSB" the Company's disclosure
        controls and procedures have functioned effectively. Pursuant to Section F of
        Release No. 33-8238, the evaluation date for disclosure controls should be "as of
        the end of the period" covered by the annual or quarterly reports. Please revise
        your disclosures accordingly.

5.   Furthermore, we note that your CEO and CFO have determined that the
        Company's disclosure controls and procedures have functioned effectively so as
        to provide the officers the information necessary to evaluation whether "(i) the
        Quarterly Report on Form 10-QSB contains any untrue statement of a material
        fact or omits to state a material fact necessary to make the statements made, in
        light of the circumstances under which such statements were made, not
        misleading with respect to the period covered by this Quarterly Report on Form
        10-QSB, and (ii) the financial statements, and other financial information
        included in this Quarterly Report on Form 10-QSB, fairly present in all material
        respects the financial condition, results of operations and cash flows of the
        Company as of and for, the periods presented in this Quarterly Report on Form

10-QSB." Revise your disclosures to state, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief